Atna Closes Cdn$4 Million Financing

Vancouver, B.C. (December 6, 2004) Atna Resources Ltd.(TSX:ATN) has closed the previously announced financing of 3,640,000 units (“Unit”) and the underwriter’s over allotment of 3,640,000 units for gross proceeds of Cdn$4,004,000. Each Unit is comprised of one common share (“Common Share”) and one half of a common share purchase warrant (“Warrant”) at a price of Cdn$0.55 per Unit. Each whole Warrant will entitle the holder to acquire one Common Share at a price of Cdn$0.70 for a period of one year.

Canaccord Capital Corporation was the underwriter of the private placement and received a 7% cash commission of Cdn$280,280 and underwriters’ warrants (the “Underwriter’s Warrants”) to acquire 728,000 Common Shares at Cdn$0.60 per share for a period of one year.

The Common Shares and Warrants that were sold as Units and the Underwriter’s Warrants and the Common Shares underlying such warrants are subject to a four-month hold period.

The net proceeds of the placement will be used for the exploration and development of the company’s properties and for general working capital purposes.

Atna Resources Ltd. is a generative exploration company with a growing portfolio of highly prospective gold properties in Nevada including the Pinson property, an extraordinary opportunity for development of a high grade underground gold deposit. Atna has engaged venture partners to advance a number of other projects. In addition to Nevada, Atna holds base and precious metal exploration properties and a precious metals royalty in the Yukon, B.C., and Chile.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Corporate Communications Manager & Geologist
Tel: (604) 684-2285;
Fax: (604) 684-8887;
E-mail: dmcdonald@atna.com
http://www.atna.com